UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of May 9, 2013

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), and Form F-3 (File No. 333-183566) to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K of RiT Technologies Ltd. consists of the following:

PART I: 2013 ANNUAL SHAREHOLDERS MEETING

On May 9, 2013, RiT Technologies Ltd. (the “Company”) announced that it is convening its 2013 Annual General Meeting of Shareholders (the "Meeting") on Monday, June 17, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

A copy of the press release is attached hereto as Exhibit 99.1, and incorporated by reference herein.

As indicated in said PR, the Company expects to mail to its shareholders the Notice and Proxy Statement for the Meeting and the related proxy card, in the coming days.

A copy of the Proxy Statement and the related Proxy Card draft are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated by reference herein.

For the avoidance of doubt, the requisite majority for approval of the proposals in the Meeting is as set forth in the Proxy Statement.

PART II: ADDITIONAL PRESS RELEASES

Press release dated April 30, 2013: RiT Technologies to Unveil Beamcaster Secure Indoor Wireless Optical Network Solution at Interop in Las Vegas

A copy of the press release is attached hereto as Exhibit 99.4, and incorporated by reference herein.

Press release dated April 25, 2013: RiT Announces Formation of Its New RiT Wireless Division

A copy of the press release is attached hereto as Exhibit 99.5, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: May 9, 2013	By:	/s/ Elan Yaish
Elan Yaish, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated May 9, 2013: RiT Technologies Announces 2013 Annual General Meeting.

99.2	Notice and Proxy Statement for 2013 General Meeting of shareholders

99.3	Form of Proxy Card draft for 2013 General Meeting of shareholders

99.4	Press release dated April 30, 2013: RiT Technologies to Unveil Beamcaster Secure Indoor Wireless Optical Network Solution at Interop in Las Vegas

99.5	Press release dated April 25, 2013: RiT Announces Formation of Its New RiT Wireless Division